Phoenix Energy One, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

March 26, 2026

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Energy One, LLC

Post Effective Amendment No. 1 to Registration Statement on Form S-1

Submitted on March 17, 2026

File No. 333-282862

To Whom It May Concern:

Pursuant to Rule 477(a) of the U.S. Securities Act of 1933, as amended, Phoenix Energy One, LLC (the “Company”) hereby requests the withdrawal of the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2026 (the “Post-Effective Amendment”). The Post-Effective Amendment was filed pursuant to Rule 462(d) of the Securities Act, as was stated on the face of the filing, solely to file exhibits to the Registration Statement on Form S-1 (File No. 333-282862) filed by the Company with the Commission on October 29, 2024, and declared effective by the Commission on May 14, 2025 (as amended or supplemented to date other than by the Post-Effective Amendment, the “Registration Statement”); however, the Post-Effective Amendment was erroneously coded and filed in the Commission’s Electronic Data Gathering and Retrieval system as a form type “POS AM” rather than a form type “POS EX.” As a result, the Company wishes to withdraw the Post-Effective Amendment. No securities were sold in connection with the offering pursuant to the Post-Effective Amendment.

For the avoidance of doubt, the Registration Statement should remain in place and is not subject to this withdrawal request.

Please direct any questions or comments concerning this request to the Company’s counsel, Latham & Watkins LLP, by calling Christopher J. Clark at (202) 637-2374.

Sincerely,

PHOENIX ENERGY ONE, LLC

/s/ David Wheeler
David Wheeler
Chief Legal Officer

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP